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As filed with the Securities and Exchange Commission on March 30, 2005

Registration 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NeoRx Corporation
(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	91-1261311 (I.R.S. Employer Identification Number)
300 Elliott Avenue West, Suite 500 Seattle, Washington 98119-4114 (206) 281-7001 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Anna L. Wight
Vice President, Legal
NeoRx Corporation
300 Elliott Avenue West, Suite 500
Seattle, Washington 98119-4114
(206) 281-7001
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Faith M. Wilson Perkins Coie LLP 1201 Third Avenue, Suite 4800 Seattle, Washington 98101-3099 (206) 359-3237

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.02 par value	4,487,200	$1.21	$5,429,512	$639

(1)
Includes 1,527,200 shares of common stock issuable upon exercise of outstanding warrants. This registration statement also covers additional shares of common stock that may be issued or issuable upon exercise of the warrants by reason of adjustment mechanisms described therein, or by reason of future stock splits, stock dividends or similar transactions involving our common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sale prices for the common stock of NeoRx Corporation on March 28, 2005, as reported on the Nasdaq SmallCap Market.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling shareholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 29, 2005

PROSPECTUS

[NeoRx logo]

4,847,200
Shares

Common Stock

        This prospectus relates to the public offering of up to 4,847,200 shares of our common stock by the selling shareholders. The selling shareholders acquired the shares from us in a private placement in March 2005.

        We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

        Our common stock is traded on the Nasdaq SmallCap Market under the symbol "NERX." On March 28, 2005, the last reported sale price of the common stock was $1.18 per share. We could receive up to $3,054,400 in gross proceeds from the cash exercise of the warrants by the selling shareholders, which proceeds will be used for general corporate purposes.

        See "Risk Factors" beginning at page 4 to read about certain factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2005

NEORX CORPORATION

        NeoRx is a biotechnology company dedicated to the development and commercialization of cancer therapy products. Our major research and development program in 2004 was STR™, a bone-targeting radiotherapeutic. In 2004, we acquired NX 473, a platinum compound, for which we currently plan to initiate a clinical program in mid-2005.

        Our STR program is in Phase III clinical development for treatment of multiple myeloma that has not been responsive to conventional first-line chemotherapy, or primary refractory multiple myeloma. Multiple myeloma is a cancer of the body's antibody-producing cells originating in the bone marrow. STR is designed to deliver radiation specifically to sites of cancer in the bone and bone marrow. This reduces exposure of healthy tissues other than bone to the potentially toxic effects of the radiation. Our proposed STR product consists of a bone-seeking molecule called DOTMP, which deposits the radioactive substance, holmium-166, in the skeleton. STR has also been evaluated in an investigator-sponsored study of patients with breast cancer metastasized to the bone. We plan to initiate a Phase II trial to examine STR in a larger group of breast cancer patients with bone metastases. The trial currently is targeted to begin in the first half of 2005. We produce STR for our Phase III trial at our manufacturing facility in Denton, Texas.

        We are developing STR for use with high-dose chemotherapy and stem cell transplantation. High-dose chemotherapy and stem cell transplantation, using the patient's own stored stem cells, currently offer myeloma patients the best chance to achieve a complete response to therapy. A complete response to therapy occurs if a characteristic myeloma protein in the patient's blood completely disappears. A complete response has been shown in numerous studies to be associated with a better chance of long-term survival. However, according to data from the International Blood and Marrow Transplant Registry, the proportion of patients who achieve a complete response to high-dose chemotherapy and stem cell transplantation is typically 30% or less, and the overall survival of patients at three years after transplantation is approximately 53%. We believe that adding STR to high-dose chemotherapy and stem cell transplantation may increase patient long-term survival without adding to the toxic effects caused by these treatments.

        In April 2004, we acquired rights to develop, manufacture and commercialize NX 473, a platinum-based drug to treat various types of cancer. In October 2004, we filed an investigational new drug application, or IND, with the U.S. Food and Drug Administration, or FDA, for a Phase II clinical trial of NX 473 for the treatment of patients with small cell lung cancer. We currently plan to initiate the Phase II clinical trial of NX 473 in mid-2005. In addition, we currently plan to start a study of NX 473 in patients with metastatic colorectal cancer in late 2005 or early 2006. In Phase II trials conducted by others, NX 473 has been shown to be active in a variety of cancers, including ovarian cancer, lung cancer and prostate cancer. In addition, NX 473 has shown evidence of activity in both platinum-sensitive and resistant/refractory disease. NX 473 also exhibits the potential to be formulated for both oral and intravenous delivery. Clinical studies to date indicate that NX 473 has an acceptable safety profile and does not appear to be associated with kidney or peripheral nervous system toxicities characteristic of other marketed platinum-based therapies.

        Since our inception in 1984, we have dedicated substantially all of our resources to research and development. We have not generated any significant revenue from product sales to date and have operated at a loss in each year of our existence. We had a net loss of $19.4 million for the year ended December 31, 2004, a net loss of $5.1 million for the year ended December 31, 2003, and a net loss of $23.1 million for the year ended December 31, 2002. We expect our losses to continue in the future as we expand our clinical trials and increase our research and development activities. We will need to raise additional capital to complete our research and development activities and commercialize STR, NX 473 or other proposed products. We may not be able to obtain required additional financing on a timely basis, on acceptable terms, or at all. Clinical studies are inherently uncertain, and our Phase III trial of STR may not confirm the results we achieved in our earlier clinical trials. If STR or any future proposed products are not shown to be safe and effective, we will not receive the required regulatory approvals for commercial sale of such products. Further, we may not be able to manufacture STR or other proposed products in commercial quantities or market such products successfully.

        Our principal executive office and mailing address is 300 Elliott Avenue West, Suite 500, Seattle, Washington 98119-4077, and our telephone number is (206) 281-7001. Our web site address is www.neorx.com. The information contained on our web site does not constitute part of, nor is it incorporated by reference into, this prospectus.

RISK FACTORS

        In addition to the other information contained in this prospectus, you should carefully read and consider the following risk factors before purchasing our common stock. Each of these risks could harm our business, operating results and financial condition, as well as decrease the value of an investment in our stock. This investment involves a high degree of risk.

Risks Related to Our Business

We have a history of operating losses, we expect to continue to incur losses, and we may never become profitable.

        We have not been profitable since our formation in 1984. As of December 31, 2004, we had an accumulated deficit of $234.3 million. Our net losses were $19.4 million for the year ended December 31, 2004. We had net losses of $5.1 million for the year ended December 31, 2003, and $23.1 million for the year ended December 31, 2002. These losses resulted principally from costs incurred in our research and development programs and from our general and administrative activities. To date, we have been engaged only in research and development activities and have not generated any significant revenues from product sales. We do not anticipate that our proposed STR (bone-targeting radiotherapeutic) and NX 473 (platinum compound) product candidates, or any other proposed products, will be commercially available for several years, if at all. We expect to incur additional operating losses in the future. These losses may increase significantly if we expand clinical development, manufacturing and commercialization efforts.

        Our ability to achieve long-term profitability is dependent upon obtaining regulatory approvals for our STR and NX 473 product candidates and any other proposed products and successfully commercializing our products alone or with third parties.

We will need to raise additional capital, and our future access to capital is uncertain.

        It is expensive to develop cancer therapy products and conduct clinical trials for these products. Total estimated costs to complete the STR Phase III clinical trial and potentially obtain marketing approval are in the range of $35-40 million, including the cost of clinical drug supply. These costs could be substantially higher if we have to repeat, revise or expand the scope of our trials, or conduct additional clinical trials not presently planned, to secure marketing approvals. These estimated costs exceed our current capital resources, and we will be required to obtain additional funding to continue development of STR, including the Phase III clinical trial, to initiate development of our newly-acquired NX 473 platinum compound, to commercialize STR, NX 473 or any other proposed products, and to fund ongoing operations.

        We raised approximately $3.9 million in net proceeds from the sale of common stock and warrants in a private placement transaction on March 7, 2005. We intend to use the net proceeds from this financing added to our existing funds to support our Phase III trial in STR, to initiate a Phase II trial in NX 473 in small cell lung cancer and for general working capital. With the proceeds of this offering, we had total cash and securities of $17.8 million at March 7, 2005.

        Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, assuming that the Company will continue as a going concern. While management believes that current cash and cash equivalent balances, and any net cash provided by operations, may provide adequate resources to fund operations at least until December 31, 2005, this may not be the case. Management is therefore exploring a number of alternatives to enable us to continue operating, including:

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  raising additional capital to fund continuing operations by private placements or other sales of equity or debt securities or through the establishment of other funding facilities;

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  entering into strategic collaborations, which may include joint ventures or partnerships for product development and commercialization, merger, sale of assets or other similar transactions; and

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  obtaining additional capital resources to fund operations through cost cutting mechanisms, including the delay, reduction or curtailment of our current and planned STR and NX 473 development programs.

        There can be no assurance that any of these alternatives will be successful. We may not be able to obtain the required additional capital or enter into relationships with corporate partners on a timely basis, on favorable terms, or at all. Conditions in the capital markets in general, and the life science capital market specifically, may affect our potential financing sources and opportunities for strategic partnering. If we raise additional funds by issuing common stock or securities convertible into or exercisable for common stock, further dilution to shareholders may result, and new investors could have rights superior to current security holders. If we are unable to obtain sufficient cash when needed to fund our operations, we may be forced to seek protection from creditors under the bankruptcy laws. The amount of additional financing we require will depend on a number of factors, including the following:

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  the rate of progress and costs of our STR clinical trials and research and development activities, including our ability to activate clinical sites and enroll qualified patients into our STR Phase III clinical trial;

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  our ability to obtain clinical material from third-party suppliers and manufacture STR in a timely and cost-effective manner;

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  actions taken by the FDA and other regulatory authorities;

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  the scope and timing of our proposed NX 473 clinical program and other research and development efforts;

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  the acquisition or in-licensing of other products or intellectual property, if we choose to undertake such activities;

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  the costs of discontinuing projects and technologies or decommissioning existing facilities, if we undertake those activities;

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  the timing and amount of any milestone or other payments we might receive from existing and potential strategic partners and licensees;

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  our degree of success in commercializing STR, NX 473 or any other cancer therapy product candidates;

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  the emergence of competing technologies and products, and other adverse market developments; and

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  the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights.

Our potential products must undergo rigorous clinical testing and regulatory approvals, which could be costly, time consuming, and subject us to unanticipated delays or prevent us from marketing any products.

        The manufacture and marketing of our proposed STR and NX 473 product candidates and our research and development activities are subject to regulation for safety, efficacy and quality by the FDA in the United States and by comparable authorities in other countries.

        The process of obtaining FDA and other required regulatory approvals, including foreign approvals, is expensive, often takes many years and can vary substantially depending on the type,

complexity and novelty of the products involved. Our STR product candidate is novel; this may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of such product candidate.

        In October 2000, the FDA placed all of our clinical trials of STR on clinical hold because of a serious toxicity that developed in about 10% of patients treated with STR on our Phase I/II trials in multiple myeloma. This toxicity, which is called thrombotic thrombocytopenic purpura/hemolytic uremic syndrome, or TTP/HUS, emerged six to 13 months after treatment. As a condition to lifting the clinical hold, the FDA requested that we collect additional data from a small number of multiple myeloma patients to validate the patient-specific dosing method we used in earlier studies of STR and which we proposed to use in our planned pivotal trial program. In addition, the FDA asked us to undertake a dosimetry study to quantify the exposure of certain organs, including the kidney, the bone and the bone marrow, to radiation from STR. The dosimetry study also used an adjusted radiation dosage and a revised administration regimen. We submitted data from our dosimetry study to the FDA in February 2003, along with a proposal for further clinical development of STR in patients with primary refractory myeloma, using a revised dosing method. The FDA lifted the clinical hold in April 2003.

        TTP/HUS is a syndrome that sometimes occurs in patients conditioned for bone marrow transplant with total body irradiation. It is believed to be caused, at least in part, by radiation injury to the kidneys. Of the seven patients who developed TTP/HUS believed to be related to treatment with STR, two were alive at last follow-up in 2004. Three patients died with disease progression, making it difficult to determine the cause of death, and two patients died without disease progression, suggesting that TTP/HUS may have been a cause of death. Our studies indicated that the occurrence of drug-related TTP/HUS in the Phase I/II trials was dependent on the dose of STR administered. The lowest dose at which drug-related TTP/HUS occurred was 938 mCi/m2. In the Phase III trial, the dose of STR has been reduced to 750 mCi/m2. No cases of drug-related TTP/HUS have been seen among the fifteen patients treated in the Phase I/II studies at comparable doses of STR.

        In October 2003, we reached agreement with the FDA on our STR Phase III clinical trial design. This agreement, called a Special Protocol Assessment, establishes the number of patients to be studied and how and when the drug's safety and effectiveness will be determined. At the same time, the FDA confirmed that a single Phase III trial is sufficient to obtain marketing approval for STR, provided that the drug is shown to be safe and effective in the trial. Under the Special Protocol Assessment (SPA), the FDA has agreed to complete response to STR as the efficacy endpoint for the clinical trial, which is a surrogate endpoint for patient survival, and we have committed to follow the Phase III patients to monitor survival in a subsequent Phase IV study. If we are successful in meeting the surrogate endpoint, but do not demonstrate improved survival rates in our Phase IV study, the FDA may take actions which delay or limit the use of our STR product and the commercial success of such product may be significantly limited. The FDA may, at any time, revise the Phase III clinical trial and Phase IV study requirements under the SPA for a variety of reasons. Any change may materially affect our ability to complete the clinical trial on a timely and cost-effective basis, or at all.

        We have had only limited experience in filing and pursuing applications necessary to gain regulatory approvals. This may impede our ability to obtain timely approvals from the FDA or foreign regulatory agencies. We will not be able to commercialize our product candidates until we obtain regulatory approval, and consequently any delay in obtaining, or inability to obtain, regulatory approval could harm our business.

        If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined, forced to remove a product from the market or experience other adverse consequences, including delay, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for product promotion. In addition, if we or other parties identify serious side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products, and/or additional marketing applications may be required.

        The requirements governing the conduct of clinical trials and manufacturing and marketing of our proposed products outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can involve additional testing. Foreign regulatory approval processes include all of the risks associated with the FDA approval processes. Also, approval of a product by the FDA does not ensure approval of the same product by the health authorities of other countries.

We may take longer to complete our clinical trials than we project, or we may be unable to complete them at all.

        We opened a Phase III trial of STR to patient enrollment in March 2004 and plan to conduct the trial at multiple sites in the US and Canada. The actual time to completion of our STR Phase III clinical trial will depend upon numerous factors, including our ability to open clinical sites and enroll qualified patients into our trial, our ability to obtain additional capital to fund the trial, our ability to manufacture the STR compound and distribute it to the clinical sites on a timely basis, and actions by the clinical institutions, the FDA and other regulatory agencies. There are presently 20 clinical sites open and we plan to have as many as 40 clinical sites participating in the trial. Initial patient accrual in our Phase III trial has progressed more slowly than expected. There are a very limited number of patients with primary refractory myeloma who will be qualified for enrollment in our Phase III clinical trial, and that number may become more limited if emerging therapies are more effective than existing therapies. We have undertaken a number of measures, including a substantial patient and community oncologist outreach program, designed to make referring physicians and patients more aware of STR and the Phase III trial. We also are working with the FDA to amend the eligibility criteria for our trial as a means of potentially increasing enrollment. We may not be able to enroll enough qualified patients to complete the clinical trial in a timely manner, or at all. We do not plan to announce the opening of clinical sites or the enrollment of patients. We anticipate that the STR Phase III trial will take several years to complete, and we do not expect to submit a New Drug Application (NDA) for the potential approval of STR to the FDA before 2008. If our enrollment outreach efforts are not successful or other factors outlined above adversely affect our efforts, the date of our submission of an NDA for the potential approval of STR by the FDA could be substantially delayed.

        In October 2004, we filed an investigational new drug application (IND) with the FDA for a Phase II clinical trial of NX 473 for the treatment of patients with small cell lung cancer (SCLC). We currently plan to initiate the Phase II clinical trial of NX 473 in mid-2005. The proposed trial would be a randomized trial comparing NX 473 to topotecan in patients with SCLC who are refractory or resistant to previous platinum-based therapy. Topotecan is an anti-tumor drug currently used off-label as a treatment for SCLC sensitive disease after failure of first line chemotherapy. The endpoints of the proposed NX 473 trial would include survival, time to progression, duration of response and response rate.

        We also plan to undertake a Phase I/II trial of NX 473 in colorectal cancer. The proposed trial would evaluate increasing doses of NX 473 in combination with the chemotherapy agents 5-fluorouracil and leucovorin in patients who have failed a 5-fluorouracil/leucovorin chemotherapy regimen. Endpoints would include safety, response rate (tumor shrinkage), duration of response and time to progression. This proposed trial currently is targeted to begin in late 2005 or early 2006.

        The actual times to completion of our STR Phase III clinical trial and initiation of our NX 473 clinical program depend upon numerous factors, including:

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  our ability to obtain adequate additional funding;

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  approvals and other actions by the FDA and other regulatory agencies and the timing thereof;

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  our ability to open clinical sites;

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  our ability to enroll qualified patients into our studies;

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  our ability to produce sufficient, reliable and affordable supplies of the STR compound for clinical studies, and to access third-party supplies of holmium-166, the radioactive substance used in our STR product candidate, as well as other materials used in the manufacture of the STR compound;

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  our ability to identify a manufacturer of additional NX 473 drug product;

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  the extent of competing trials at the clinical institutions where we conduct our trials; and

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  the extent of scheduling conflicts with participating clinicians and clinical institutions.

        We may not initiate our NX 473 clinical program and advance or complete our STR Phase III clinical trial as projected or achieve successful results.

        We currently rely on academic institutions and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our proposed STR product. Further, we are seeking to enter into license agreements, partnerships or other collaborative arrangements to support financing, development and commercialization of our STR and NX 473 product candidates. To the extent that we now or in the future participate in such collaborative arrangements, we will have less control over the timing, planning and other aspects of our clinical trials. If we fail to advance or complete, or experience delays in or are forced to curtail our planned clinical programs, our stock price and our ability to conduct our business could be harmed.

If testing of a particular product does not yield successful results, we will be unable to commercialize that product.

        Our research and development programs are designed to test the safety and efficacy of our proposed products in humans through extensive preclinical and clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of STR, NX 473 or any other proposed products, including the following:

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  the safety and efficacy results obtained in early human clinical trials may not be indicative of results obtained in later clinical trials;

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  the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

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  after reviewing test results, we or any potential collaborators may abandon projects that we previously believed were promising;

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  our potential collaborators or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks; and

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  the effects of our potential products may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

        Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data that we may collect from our Phase III clinical trial may not be sufficient to support regulatory approval of our proposed STR product. The clinical trials of STR, NX 473 and other proposed products may not be initiated or completed on schedule, and the FDA or foreign regulatory agencies may not ultimately approve any of our product candidates for commercial sale. Our failure to adequately demonstrate the safety and efficacy of a cancer therapy product under development would delay or prevent regulatory approval of the product, which would prevent us from marketing the proposed product.

Success in early clinical trials may not be indicative of results obtained in later trials.

        Results of early preclinical and clinical trials are based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. Historically, the results from preclinical testing and early clinical trials often have not been predictive of results obtained in later clinical trials. A number of new drugs and therapeutics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval.

We are dependent on suppliers for the timely delivery of materials and services and may experience in the future interruptions in supply.

        For our STR product to be successful, we need sufficient, reliable and affordable supplies of the STR compound for clinical studies. This requires developing and maintaining reliable and affordable third-party suppliers of commercial quantities of the radioactive molecule holmium-166, and the targeting agent DOTMP, used in our STR product candidate. Sources of these materials may be limited, and we, or potential third-party suppliers of the STR compound, may be unable to obtain these materials in amounts and at prices necessary to successfully commercialize our STR product. Timely delivery of the holmium-166 component material and of the finished STR compound is critical. For example, holmium-166 loses its effectiveness for treating patients within a short period of time. As a result, the STR product must be shipped within 24 hours of its manufacture to the site where the patient is to be treated. Failures or delays in the manufacturing and shipping processes could compromise the quality and effectiveness of our product.

        There are, in general, relatively few sources of the holmium-166 component of our STR product. Historically, we have depended on a single source vendor, the University of Missouri Research Reactor facility group (MURR) located in Columbia, Missouri. In March 2004, we entered into a contract, under which MURR is responsible for the manufacture, including process qualification, quality control, packaging and shipping, of holmium-166 for our Phase III trial. In November 2004, we exercised our option, with MURR's consent, to extend the term of the agreement until March 1, 2006. We also have the option to extend the agreement, with MURR's consent, for an additional 12-month term. The contract may be terminated by either party if the other party breaches the contract and such breach is not cured, if MURR fails to fulfill our purchase orders on a timely basis, or if any regulatory authority orders either party to stop manufacturing or using holmium-166. Under the contract, we pay a fixed price per unit of holmium-166 ordered, subject to certain minimum purchase requirements, and fixed amounts for handling and maintenance. While MURR generally has provided us materials with acceptable quality, quantity and cost in the past, it may become unable or unwilling to meet our future demands, or demands of potential third-party suppliers of our STR compound. If MURR or an alternate supplier is unable or unwilling to provide supplies of holmium-166 at a cost and on other terms acceptable to us, the manufacture and delivery of our STR product candidate could be impaired, and we may suffer delays in, or be prevented from, initiating or completing further clinical trials of our STR product candidate.

        We obtain DOTMP, the targeting agent for STR, from The Dow Chemical Company, from which we license the STR technology. Because we license the STR technology from Dow, we historically have not felt it necessary to enter into a formal supply agreement with Dow. We believe we currently have a sufficient supply of DOTMP on hand to complete our Phase III study. We plan to continue to monitor the stability of the supply over time as trial activity progresses. If the Phase III trial take significantly longer than anticipated or the supply is less stable than expected, we may need to take actions to acquire additional supplies of DOTMP.

        We have a limited supply of NX 473 drug product that was manufactured by a prior licensee in September 2004 and earlier. The drug product has been demonstrated to be stable for 12-18 months from the date of manufacture, which time period is not sufficient to complete our proposed clinical trials of NX 473. We will need to identify a new manufacturer of additional NX 473 drug product to complete our planned Phase II clinical trial in SCLC. If we are unable to demonstrate increased stability or identify a new manufacturer for NX 473 on a timely and commercially reasonable basis, we may be required to delay the clinical trial and the trial expenses may increase. There are a limited number of contract manufacturers able to make drug products, such as NX 473. We currently are in the process of identifying potential manufacturers of NX 473. There is no assurance that we will be able engage a reliable manufacturer or to obtain sufficient supplies of NX 473 on a timely or cost-effective basis.

        In connection with our product development and manufacturing activities, we rely on third-party contractors to perform for us, or assist us with, certain specialized services, including STR manufacture process support and equipment validation at our Denton facility, drug dispensing, distribution and shipping, and clinical trial management. We are not materially dependent on our relationship with any of these contractors. However, because these contractors provide specialized services, their activities and quality of performance may be outside our direct control. If these contractors do not perform their obligations in a timely manner, or if we encounter difficulties with the quality of services we receive from these contractors, we may incur additional costs and delays in our STR Phase III trial and other product development activities, which could have a material negative effect on our business.

Our current debt obligations may restrict our operating and financing flexibility and could, in an event of default, impair our cash resources and assets.

        In connection with our 2001 purchase of the radiopharmaceutical manufacturing plant and other assets located in Denton, TX, we assumed $6.0 million of principal amount of restructured debt held by Texas State Bank, McAllen, TX. The loan, which matures in April 2009, is secured by the assets acquired in the transaction. The interest rate on the loan was 5.25% on December 31, 2004. The interest rate is equal to the bank prime rate and adjusts as the prime rate changes. The loan provides for a maximum annual interest rate of 18%. Principal and interest are payable in monthly installments. Principal and interest paid on the note in 2004 totaled $486,000. In December 2003, we sold a non-essential portion of our Denton facility, the proceeds of which ($827,000) were applied to reduce the outstanding balance on the loan. As of December 31, 2004, the outstanding balance of the loan was $4.2 million. The fixed monthly payments on the note are recalculated in April of each year based on the then current bank prime interest rate and outstanding note balance. The bank prime interest rate of 4.00% was in effect on the payment recalculation date in April 2004. Because the loan is amortized over a fourteen-year period from its inception, a principal balance will remain at maturity in April 2009. Based on an interest rate of 5.25%, the estimated principal balance payable at maturity would be $2.75 million.

        The terms of the Texas State Bank loan provide that an event of default may be deemed to occur if we abandon, vacate or discontinue operations on a substantial portion of the Denton facility or there is a material adverse change in our operations. If this were to occur, Texas State Bank could declare the entire outstanding amount of the loan ($4.2 million at December 31, 2004) due and immediately payable. In such case, our cash resources and assets could be impaired depending on our ability to raise funds through a sale of the Denton facility and other means. Based on a November 2002 appraisal of the Denton facility, we believe the fair value of the facility and its assets exceeds the amount of the outstanding debt.

If we cannot negotiate and maintain collaborative arrangements with third parties, our research, development, manufacturing, sales and marketing activities may not be cost-effective or successful.

        Our success will depend in significant part on our ability to attract and maintain collaborative partners and relationships to support the development, sale, marketing, distribution and manufacture of STR, NX 473 and any other future product candidates and technologies in the US and Europe. At present, we have two material collaborative agreements. The first is the exclusive worldwide (except in Australia) license granted to us by The Dow Chemical Company for the development and commercial sale of STR. Under that license, we are solely responsible for the development and commercialization of STR. Dow retains the obligation, at its cost, to prosecute patent applications and maintain, extend and defend all patents. Dow is entitled to certain payments under the license if and when we receive final approval for commercial sale of STR in various jurisdictions. After final approval, Dow will be entitled to certain royalties and milestone payments based on our annual net sales of STR and related products. If we are successful in achieving all milestones under the Dow agreement, our total milestone payments to Dow would be $8.5 million. We cannot be certain of the extent of our success, if any, in commercializing STR and attaining established milestones. The license agreement may be terminated by either party for breach. We can terminate the license at any time upon prior written notice to Dow. Dow may terminate the license if we cease to carry on our business as a result of liquidation, bankruptcy or insolvency. If not earlier terminated, the license agreement will continue in effect until expiration of all patents licensed under the agreement. We currently anticipate such expiration date to be February 3, 2015. Upon expiration of the Dow license agreement, we will retain from Dow a fully paid-up license to use unpatented technology related to STR. If Dow were to breach its obligations under the license, or if the license expires or is terminated and we cannot renew, replace, extend or preserve our rights under the license agreement, our STR development efforts and our business could be significantly adversely affected.

        Our second material collaborative agreement is the exclusive worldwide (except Japan) license granted to us by AnorMED, Inc. for the development and commercial sale of an anti-cancer platinum compound, NX 473. Under that license, we are solely responsible for the development and commercialization of NX 473. AnorMED retains the right, at our cost, to prosecute patent applications and maintain all patents. The parties executed the license agreement in April 2004, at which time we paid AnorMED a one-time upfront milestone payment of $1.0 million in NeoRx common stock and $1.0 million in cash. The agreement also provides for additional milestone payments to AnorMED of up to $13 million, payable in cash or a combination of cash and NeoRx common stock. These milestones include our successful completion of an NX 473 Phase II study or initiation of an NX 473 Phase III study, submission to the FDA of an NDA for NX 473, regulatory approval from the FDA of NX 473 and the attainment of certain levels of annual net sales of NX 473. Upon regulatory approval, AnorMED also would receive royalty payments of up to 15% on product sales. We cannot be certain of the extent of our success, if any, in commercializing NX 473 and attaining established milestones. Given that the earliest a Phase II study could commence, as stated below, is mid-2005, it is unlikely that these milestones would be triggered during 2005 or 2006. Since we cannot predict the length of time to complete the first Phase II study, when we would commence a Phase III study or when we might submit an NDA for NX 473, we are unable to predict when such milestones might be triggered after 2006. The license agreement may be terminated by either party for breach if the other party files a petition in bankruptcy or insolvency or for reorganization or is dissolved, liquidated or makes assignment for the benefit of creditors. We can terminate the license at any time upon prior written notice to AnorMED. If not earlier terminated, the license agreement will continue in effect, in each country in the territory in which the licensed product is sold or manufactured, until the earlier of (i) expiration of the last valid claim of a pending or issued patent covering the licensed product in that country or (ii) a specified number of years after first commercial sale of the licensed product in that country. We currently plan to initiate a Phase II clinical trial of NX 473 in small cell lung cancer in mid-2005 and a Phase I/II trial of NX 473 in colorectal cancer in late 2005 or early 2006. If AnorMED were to breach its obligations under the license, or if the license expires or is terminated and we cannot renew, replace, extend or preserve our rights under the license agreement, we would be unable to move forward with our planned NX 473 clinical studies.

        None of our current employees has any experience selling, marketing and distributing therapeutic products. To the extent we are successful in obtaining approval for the commercial sale of STR, NX 473 or any other product candidate, we may need to secure one or more corporate partners to conduct these activities. We may not be able to enter into partnering arrangements in a timely manner or on terms acceptable to us. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive would depend upon the efforts of third parties, which efforts may not be successful. If we are not able to secure adequate partnering arrangements, we would have to hire additional employees or consultants with expertise in sales, marketing and distribution. Employees with relevant skills may not be available to us. Additionally, any increase in the number of employees would increase our expense level and could have a material adverse effect on our financial position.

Any delays in our STR manufacturing operations in Denton, TX, or failure to operate the facility in a cost-effective manner and in accordance with regulatory requirements, could adversely affect our ability to proceed with our STR Phase III trial on a timely and cost-effective basis.

        In April 2001, we purchased a manufacturing facility and certain other assets located in Denton, TX. In addition to the manufacturing facility, we purchased existing equipment, documentation and certain processes. The facility is operated in accordance with current Good Manufacturing Practices (cGMP) and was issued appropriate radiation permits by the Texas Department of Health. This manufacturing facility assumed responsibility for all aspects of the manufacture of the STR compound, including process qualification, quality control, packaging and shipping, and production of the clinical material for our completed STR dosimetry study. We believe that the Denton facility has the capabilities and capacity to serve as the principal manufacturing site for the STR compound for our Phase III clinical trial and for potential commercial manufacture. Our ability to continue to utilize the Denton facility as our primary manufacturing site for the STR compound in the future will depend on a number of factors, including:

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  actions taken by the FDA and the timing thereof;

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  our ability to obtain adequate additional funding and the timing thereof;

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  our ability to access sufficient, reliable and affordable third-party supplies of holmium-166;

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  the costs of maintaining manufacturing operations;

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  our ability to retain qualified personnel and necessary regulatory permits; and

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  the availability and cost of potential third-party suppliers of STR.

        If, in the future, we decide to transition the STR production process to a third-party supplier, such third-party supplier could require significant start-up time to qualify and implement the manufacturing process. In such case, our ability to move forward with further STR clinical and commercial development could be adversely affected and we may incur significant additional costs in connection with manufacturing operations. Further, there can be no assurance that manufacturing alternatives would be available on a timely or cost-effective basis.

        We, or any potential third-party manufacturers, must continuously adhere to cGMP regulations enforced by the FDA through its facilities inspection program. If our facilities or the facilities of these manufacturers cannot pass a pre-approval plant inspection, the FDA will not grant an NDA for our proposed products. In complying with cGMP and foreign regulatory requirements, we and any of our third-party manufacturers will be obligated to expend time, money and effort in production, record-keeping and quality control to assure that our products meet applicable specifications and other requirements. If we, or any of our third-party manufacturers, fail to comply with these requirements, we may be subject to regulatory action.

We face substantial competition in the development of cancer therapies and may not be able to compete successfully, and our potential products may be rendered obsolete by rapid technological change.

        The competition for development of cancer therapies is substantial. There are numerous competitors developing products to treat the cancers for which we are seeking to develop products. We initially are focusing clinical development of our STR product candidate on the treatment of multiple myeloma. Several companies, including Celgene Corp. and Millennium Pharmaceuticals, Inc., also are developing and testing therapeutics for multiple myeloma. In May 2003, Millennium obtained FDA approval for its Velcade™ therapeutic for treatment of multiple myeloma patents who have received at least two prior therapies and demonstrated disease progression on the last therapy. Additionally, Quadramet® a radiolabled bone-targeted therapy marketed by Cytogen Corporation to relieve bone pain in patients with bone cancers, is being investigated at higher doses in conjunction with high dose chemotherapy in multiple myeloma. Many biotechnology companies have corporate partnership arrangements with large, established companies to support research, development and commercialization efforts of products that may be competitive with our product candidates. Further, a number of established pharmaceutical companies, including GlaxoSmithKline, Novartis AG and Bristol-Myers Squibb Co., are developing proprietary technologies or have enhanced their capabilities by entering into arrangements with, or acquiring, companies with technologies applicable to the treatment of cancer. Many of our existing or potential competitors have, or have access to, substantially greater financial, research and development, marketing and production resources than we do and may be better equipped than we are to develop, manufacture and market competing products. Our competitors may have, or may develop and introduce, new products that would render our technology and proposed STR product less competitive, uneconomical or obsolete by influencing the degree by which transplantation procedures are used to treat cancer patients.

        The same competitive risks will apply to our efforts to develop NX 473 and any other products. Our initial focus for NX 473 will be in small cell lung cancer, a disease for which there currently are limited effective therapeutic options. Numerous companies, including AstraZeneca PLC, Cell Therapeutics, Inc., Exelexis, Inc., ImClone Systems Incorporated, ImmunoGen, Inc., Sanofi-Aventis Group, Inex Pharmaceuticals Corporation, Ipsen Limited, The Menarini Group, OSI Genetics, Inc. and PharmaMar USA, Inc., also are developing and testing therapeutics for small cell lung cancer. These therapeutics include chemotherapy, inhibitors, monoclonal antibodies, antagonists and interferons. We cannot assure you that we will be able to effectively compete with these or future third party product development programs.

If we are unable to protect our proprietary rights, we may not be able to compete effectively, or operate profitably.

        Our success is dependent in part on obtaining, maintaining and enforcing our patents and other proprietary rights and our ability to avoid infringing the proprietary rights of others. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and, consequently, patent positions in our industry may not be as strong as in other, better-established fields. Accordingly, the United States Patent and Trademark Office (USPTO) may not issue patents from the patent applications owned by or licensed to us. If issued, the patents may not give us an advantage over competitors with similar technologies.

        We own approximately 100 issued United States and foreign patents and have licenses to additional patents. However, the issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings, such as oppositions, which may be brought in foreign jurisdictions to challenge the validity of a patent. A third party may challenge the validity or enforceability of a patent after its issuance by the USPTO. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limiting their coverage.

Moreover, the cost of litigation to uphold the validity of patents and to prevent infringement can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, it is possible that competitors may infringe our patents or successfully avoid them through design innovation. We may need to file lawsuits to stop these activities. These lawsuits can be expensive and would consume time and other resources, even if we were successful in stopping the violation of our patent rights. In addition, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents was upheld, a court would refuse to stop the other party on the ground that its activities do not infringe our patents.

        In addition, the protection afforded by issued patents is limited in duration. With respect to our STR product in development in the United States, we currently rely primarily on US patent numbers USPN 4,882,142 (expiring December 19, 2008) and USPN 5,059,412 (expiring October 22, 2008), both of which are licensed to us by The Dow Chemical Company, and USPN 6,767,531 issued to NeoRx (expiring June 12, 2020). With respect to NX 473, we expect to rely primarily on US patent number 5,665,771 (expiring February 7, 2016), which is licensed to us by AnorMED. We may also be able to rely on the Hatch-Waxman Act to extend the term of a US patent covering STR or NX 473 after regulatory approval, if any, of such product in the US.

        Under our license agreement with Dow, Dow retains the obligation at its cost, to prosecute patent applications and maintain, extend and defend all licensed patents. Dow also retains the first right to sue any third party infringers of the STR patents. If Dow does not file suit, we have the right to sue the infringer at our own expense. Under our license agreement with AnorMED, AnorMED retains the right to prosecute patent applications and maintain all licensed patents, with NeoRx reimbursing such expenses. Under the AnorMED agreement, we have the right to sue any third party infringers of the NX 473 patents in the licensed territory (worldwide except Japan). If we do not file suit, AnorMED, in its sole discretion, has the right to sue the infringer at its expense.

        In addition to the intellectual property rights described above, we rely on unpatented technology, trade secrets and confidential information. Therefore, others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.

The use of our technologies could potentially conflict with the rights of others.

        Our competitors or others may have or may acquire patent rights that they could enforce against us. In such case, we may be required to alter our products, pay licensing fees or cease activities. If our products conflict with patent rights of others, third parties could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any legal action and a required license under the patent may not be available on acceptable terms.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

        The cost to us of any litigation or other proceedings relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. If there is litigation against us, we may not be able to continue our operations. If third parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the USPTO to determine priority of invention. We may be required to participate in interference proceedings involving our issued patents and pending applications. We may be required to cease using the technology or license rights from prevailing third parties as a result of an unfavorable outcome in an interference proceeding. A prevailing party in that case may not offer us a license on commercially acceptable terms.

        In April 2003, we received $10 million from the sale to Boston Scientific Corporation (BSC) of certain non-core patents and patent applications and the grant to BSC of exclusive license rights to certain patents and patent applications. BSC has asserted four such patents in two lawsuits against Johnson & Johnson, Inc. and certain of its subsidiaries, including Cordis Corporation and Guidant Corporation, alleging infringement of such patents. In both lawsuits, the defendants have denied infringement and asserted invalidity and unenforceability of the patents. BSC subsequently withdrew three of the patents from litigation. Although we are not currently a party to the lawsuits, our management and counsel have been deposed in connection with the lawsuits. It is possible that BSC, if it is unsuccessful or has limited success with its claims against Johnson & Johnson, Inc. and its subsidiaries, may seek damages from us, including recovery of all or a portion of the amounts it paid to us in 2003. We cannot assess the likelihood of whether such claim will be brought against us or the extent of recovery, if any, on any such claim.

Product liability claims in excess of the amount of our insurance would adversely affect our financial condition.

        The testing, manufacturing, marketing and sale of STR, NX 473 and any other proposed cancer therapy products may subject us to product liability claims. We are insured against such risks up to a $10 million annual aggregate limit in connection with clinical trials of our products under development and intend to obtain product liability coverage in the future. However, insurance coverage may not be available to us at an acceptable cost. We may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. As a result, regardless of whether we are insured, a product liability claim or product recall may result in losses that could be material.

Our use of radioactive and other hazardous materials exposes us to the risk of material environmental liabilities, and we may incur significant additional costs to comply with environmental laws in the future.

        Our research and development and manufacturing processes, as well as the manufacturing processes that may be used by our collaborators, involve the controlled use of hazardous and radioactive materials. As a result, we are subject to foreign, federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes in connection with our use of these materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. In the event that we discontinue operations in facilities that have had past research and manufacturing processes where hazardous or radioactive materials have been in use, we may have significant decommissioning costs associated with the termination of operation of these facilities. These potential decommissioning costs also may reduce the market value of the facilities and may limit our ability to sell or otherwise dispose of these facilities in a timely and cost-effective manner. In addition, the risk of accidental contamination or injury from hazardous or radioactive materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any resulting damages, and any such liability could exceed our resources. Our current insurance does not cover liability for the clean-up of hazardous waste materials or other environmental risks.

Even if we bring products to market, changes in healthcare reimbursement could adversely affect our ability to effectively price our products or obtain adequate reimbursement for sales of our products.

        Potential sales of our products may be affected by the availability of reimbursement from governments or other third parties, such as insurance companies. It is difficult to predict the reimbursement status of newly approved, novel medical products. In addition, third-party payors are increasingly challenging the prices charged for medical products and services. If we succeed in bringing one or more products to market, we cannot be certain that these products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow us to competitively or profitably sell our products.

        The levels of revenues and profitability of biotechnology companies may be affected by the continuing efforts of government and third-party payors to contain or reduce the costs of healthcare through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental controls. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. Even in the absence of statutory change, market forces are changing the health care sector. We cannot predict the effect health care reforms may have on the development, testing, commercialization and marketability of our proposed cancer therapy products. Further, to the extent that such proposals or reforms have a material adverse effect on the business, financial condition and profitability of other companies that are prospective collaborators for certain of our potential products, our ability to commercialize our products under development may be adversely affected.

The loss of key employees could adversely affect our operations.

        Neile Grayson, Ph.D., resigned as Vice President, Corporate Development, in January 2004. Although Dr. Grayson was an officer of the Company, we did not, at the time of her resignation, consider her a key employee in terms of our STR product development activities or other programs. We did not experience any material disruptions or delays as a consequence of the resignation of Dr. Grayson. Dr. Grayson's position was eliminated and her responsibilities reassigned to other members of management. Melinda G. Kile resigned as Vice President, Finance, effective April 16, 2004. On that date, Michael K. Jackson was promoted to Chief Accounting Officer and assumed responsibility for senior financial duties on an interim basis. As principal financial officer, Ms. Kile was considered a key employee of the Company; however, we did not experience any material disruptions or delays as a consequence of Ms. Kile's resignation. Susan D. Berland was appointed Chief Financial Officer of the Company, effective October 25, 2004. The position of Chief Accounting Officer was eliminated as of December 31, 2004, and Mr. Jackson resumed his prior responsibilities as Corporate Controller.

        Gerald McMahon, Ph.D. was appointed Chief Executive Officer of the Company, effective May 11, 2004, and was named Chairman of the Board of Directors in June 2004. Jack L. Bowman retired from the position as Chief Executive Officer effective May 11, 2004, and he did not stand for reelection as a director at the 2004 annual shareholders meeting. As Chief Executive Officer, Mr. Bowman was considered a key employee of the Company. We did not experience any material disruption or delays as a consequence of Mr. Bowman's retirement.

        As of March 17, 2005, we had a total work force of 43 full-time employees and 4 part-time employees. Our success depends, to a significant extent, on the continued contributions of our principal management, scientific, and manufacturing personnel. We have limited or no redundancy of personnel in several key development areas, including clinical operations, regulatory affairs, quality control and assurance and manufacturing. The loss of the services of one or more of our employees could delay our STR and NX 473 product development activities or other programs and research and development efforts. We do not maintain key-person life insurance on any of our officers, employees or consultants.

        Competition for qualified employees among companies in the biotechnology and biopharmaceutical industry is intense. Our future success depends upon our ability to attract, retain and motivate highly skilled employees and consultants. In order to commercialize our proposed products successfully, we will in the future be required to substantially expand our workforce, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and sales and marketing. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. Our current financial situation may make it more difficult to attract and retain key employees.

        We have change in control agreements and severance agreements with all of our executive officers and consulting agreements with various of our scientific advisors. Our agreements with our executive officers provide for "at will" employment, which means that each executive may terminate his or her service with us at any time. In addition, our scientific advisors may terminate their services to us at any time.

Any weakness identified in our internal controls as part of the evaluation being undertaken by us and our independent public accountants pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business.

        Section 404 of the Sarbanes-Oxley Act of 2002 requires public companies to evaluate and report on their systems of internal control over financial reporting. In addition, the independent accountants must report on management's evaluation. We have documented and tested our system of internal control over financial reporting in 2004 to provide the basis for our management's evaluation included in our Annual Report on Form 10-K for the year ended December 31, 2004. As a result of our initial documentation and testing, we instituted a number of changes in internal control over financial reporting during the fourth quarter of 2004. These changes included (i) increased training and review levels for purchase orders and accounts payable transactions to ensure proper approval, (ii) increased training relating to the documentation of vendor maintenance to ensure the existence of evidence of approval, (iii) institution of a second review of all check signatures to ensure properly executed check disbursements, (iv) modification of the approval process for 401(k) enrollment forms to ensure proper approval and (v) additional training to ensure the existence of evidence of Controller's review of interim financial statements and supporting schedules. We believe that these changes enhanced the consistency and level of our internal control over financial reporting. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, and KPMG's report is included in our Form 10-K for the year ended December 31, 2004. Based on this evaluation, we have concluded that, as of December 31, 2004, we did not have any material weaknesses in our internal control over financial reporting and our internal control over financial reporting was effective.

        Due to the ongoing evaluation and testing of our internal controls, there can be no assurance that there may not be significant deficiencies or material weaknesses that would be required to be reported in the future. In addition, we expect the evaluation process and any required remediation, if applicable, to increase our accounting, legal and other costs and divert management resources from core business operations. We cannot be certain as to the results or actions related to our on-going evaluation and testing of internal controls, or the impact of any of them on our operations or stock price.

Risks Related to Our Common Stock

Our common stock listing was transferred from The Nasdaq National Market to The Nasdaq SmallCap Market; failure to maintain continued listing on Nasdaq could affect its market price and liquidity.

        Our common stock listing was transferred from The Nasdaq National Market to The Nasdaq SmallCap Market on March 20, 2003. We elected to seek a transfer to The Nasdaq SmallCap Market because we had been unable to regain compliance with The Nasdaq National Market minimum $1.00 bid price requirement for continued listing. By transferring to The SmallCap Market, we were afforded an extended grace period in which to satisfy The SmallCap Market $1.00 minimum bid price requirement. On May 6, 2003, we received notice from Nasdaq confirming that we are in compliance with the $1.00 SmallCap minimum bid price requirement. As a result of rule changes adopted by Nasdaq in March 2003, we will not be eligible to relist our common stock on The Nasdaq National Market unless and until our common stock maintains a minimum bid price of $5.00 per share for 90 consecutive trading days and we otherwise comply with the initial listing requirements for The Nasdaq National Market. Trading on the Nasdaq SmallCap Market may have a negative impact on the value of our common stock, because securities trading on the Nasdaq SmallCap Market typically are less liquid than those traded on The Nasdaq National Market.

        If our common stock is de-listed from The Nasdaq SmallCap Market, we would likely seek quotation on the American Stock Exchange or a regional stock exchange, if available. Such listing could reduce the market liquidity for our common stock. If our common stock is not quoted on another market or exchange, trading of our common stock could be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. As a result, an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock.

        If our common stock is de-listed from The Nasdaq SmallCap Market, and if we fail to obtain quotation on another market or exchange, and if the trading price remains below $5.00 per share, then trading in our common stock might also become subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trade involving a stock defined as a "penny stock" (generally, any equity security not listed on a national securities exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions). Many brokerage firms are reluctant to recommend low-priced stocks to their clients. Moreover, various regulations and policies restrict the ability of shareholders to borrow against or "margin" low-priced stocks, and declines in the stock price below certain levels may trigger unexpected margin calls. Additionally, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher priced stocks, the current price of the common stock can result in an individual shareholder paying transaction costs that represent a higher percentage of total share value than would be the case if our share price were higher. This factor may also limit the willingness of institutions to purchase our common stock. Finally, the additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from facilitating trades in our common stock, which could severely limit the market liquidity of the stock and the ability of investors to trade our common stock.

Our stock price is volatile and, as a result, you could lose some or all of your investment.

        There has been a history of significant volatility in the market prices of securities of biotechnology companies, including our common stock. In 2004, the high and low closing sale prices were $5.78 and $1.43. The high and low closing sale prices during the period from January 2, 2005 through March 17, 2005 were $2.34 and $1.24. Our stock price has been and may continue to be affected by this type of market volatility, as well as our own performance. Our business and the relative price of our common stock may be influenced by a large variety of factors, including:

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  announcements by us or our competitors concerning acquisitions, strategic alliances, technological innovations and new commercial products;

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  the availability of critical materials used in developing and manufacturing our proposed STR and NX 473 products;

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  the progress and results of our clinical trials and those of our competitors;

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  developments concerning patents, proprietary rights and potential infringement;

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  the expense and time associated with, and the extent of our ultimate success in, securing regulatory approvals; and

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  our available cash.

        In addition, potential public concern about the safety of our proposed STR and NX 473 products and any other products we develop, comments by securities analysts, our ability to maintain the listing of our common stock on the Nasdaq system, and conditions in the capital markets in general and in the life science capital market specifically, may have a significant effect on the market price of our common stock. The realization of any of the risks described in this report, as well as other factors, could have a material adverse impact on the market price of our common stock and may result in a loss of some or all of one's investment in NeoRx.

        In the past, securities class action litigation often has been brought against companies following periods of volatility in their stock prices. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert our management's time and resources, which could cause our business to suffer.

Certain provisions in our articles of incorporation and Washington state law could discourage a change of control.

        Our articles of incorporation authorize our board of directors to issue up to 60,000,000 shares of common stock and up to 3,000,000 shares of preferred stock. With respect to preferred stock, our board has the authority to determine the price, rights, preference, privileges and restrictions, including voting rights, of those shares without any further vote or action by our shareholders. We currently intend to seek shareholder approval at our 2005 annual meeting to increase our authorized common stock and preferred stock.

        We have adopted a shareholder rights plan, which is intended to protect the rights of shareholders by deterring coercive or unfair takeover tactics. The board of directors declared a dividend to holders of our common stock of one preferred share purchase right for each outstanding share of common stock. In addition, under certain circumstances, holders of our Series B Convertible Preferred Stock are entitled to receive one preferred share purchase right for each share of common stock into which their Series B preferred stock may be converted. The rights are exercisable ten days following the offer to purchase or acquisition of beneficial ownership of 20% of the outstanding common stock by a person or group of affiliated persons. Each right entitles the registered holder, other than the acquiring person or group, to purchase from NeoRx one-hundredth of one share of Series A Junior Participating Preferred Stock at the price of $40, subject to adjustment. The rights expire April 10, 2006. In lieu of exercising the right by purchasing one one-hundredth of one share of Series A preferred stock, the holder of the right, other than the acquiring person or group, may purchase for $40 that number of shares of our common stock having a market value of twice that price.

        Washington law imposes restrictions on certain transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a target corporation, with some exceptions, from engaging in particular significant business transactions with an acquiring person, which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the acquisition. Prohibited transactions include, among other things:

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  a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;

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  termination of 5% or more of the employees of the target corporation; or

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  receipt by the acquiring person of any disproportionate benefit as a shareholder.

        A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of NeoRx or limiting future investment in NeoRx by significant shareholders and their affiliates and associates.

        The provisions of our articles of incorporation, shareholder rights plan and Washington law discussed above may have the effect of delaying, deterring or preventing a change of control of NeoRx, even if this change would be beneficial to our shareholders. These provisions also may discourage bids for our common stock at a premium over market price and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock. In addition, these provisions could make it more difficult to replace or remove our current directors and management in the event our shareholders believe this would be in the best interests of the corporation and our shareholders.

Certain provisions of our Series B Convertible Preferred Stock may prevent or make it more difficult for us to raise funds or take other actions

        Certain provisions of the Preferred Stock and Warrant Purchase Agreement and Certificate of Designation for our Series B Convertible Preferred Stock may require us to obtain the approval of the holders of Series B preferred stock to amend, alter or repeal any provision of the Certificate of Designation which may be deemed to materially adversely affect the rights of the holders of Series B preferred stock or to authorize, create or issue any class or series of securities having liquidation or other rights superior to those of the Series B preferred stock. The Series B preferred stock also contains provisions requiring the adjustment of the conversion price if we issue (other than in connection with certain permitted transactions, such as strategic collaborations and acquisitions approved by the board of directors or transactions approved by a majority of the holders of the Series B preferred stock) shares of common stock at prices lower than the conversion price. This means that if we need to raise equity financing at any time when the prevailing or discounted market price for our common stock is lower than the conversion price, the conversion price will be reduced and the dilution to shareholders increased. These provisions may make it more difficult for our management or shareholders to take certain corporate actions and could delay, discourage or prevent future financings. These provisions could also limit the price that certain investors might be willing to pay for shares of our common stock.

        The outstanding shares of Series B preferred stock, at a conversion price of $5.00 per share, were convertible into 3,150,000 shares of common stock as of December 31, 2004. Giving effect to the antidilution adjustment occurring as a result of our March 2005 common stock financing, the outstanding shares of Series B preferred stock currently have a conversion price of $4.57 per share and are convertible into 3,446,389 shares of common stock. In addition, warrants accompanying the Series B preferred stock, at an exercise price of $6.00 per share, are exercisable into 630,000 shares of common stock. These shares of common stock, when issued upon conversion of the Series B preferred stock and exercise of the warrants will be registered with the SEC and generally available for immediate resale in the public market. The market price of our common stock could fall as a result of such resales due to the increased number of shares available for sale in the market.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "propose" or "continue," the negative of these terms or other terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on our forward-looking statements, which apply only as of the date of this prospectus. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results except as required by law.

USE OF PROCEEDS

        The proceeds from the sale of the common stock offered in this prospectus are solely for the account of the selling shareholders. We will not receive any of the proceeds from such sale. However, assuming all of the warrants are exercised by the selling shareholders, we would receive up to $3,054,400 in gross proceeds from those exercises. Any such proceeds will be used for general corporate purposes.

SELLING SHAREHOLDERS

        On March 7, 2005, we issued to the selling shareholders named below 3,320,000 shares of our common stock and warrants to purchase up to 1,527,200 shares of our common stock at an exercise price of $2.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933. The prospectus relates to the resale from time to time of up to a total of 4,847,200 shares of our common stock, including shares that may be issued upon exercise of the warrants.

        Except as listed below, none of the selling shareholders had a material relationship with us during the past three years. Rodman & Renshaw, LLC is a broker-dealer who received its warrants from us as compensation for acting as placement agent.

        Pursuant to the terms of the private placement transaction, we filed a registration statement, of which this prospectus constitutes a part, in order to permit the selling shareholders to resell to the public the shares of our common stock acquired in connection with that transaction. Other than Rodman & Renshaw, LLC, which received its warrants as placement agent compensation, the selling shareholders each has represented to us that it has obtained the shares for its own account for investment only and not with a view to, or resale in connection with, a distribution of the shares in violation of applicable securities laws.

        The following table sets out the number of shares of common stock beneficially owned by the selling shareholders and the number of shares of common stock offered by the selling shareholders.

	Shares Beneficially Owned Prior to Offering(1)			Shares Beneficially Owned After Offering(2)
Name			Number of Shares Being Offered(1)
	Number	Percent(3)		Number	Percent(3)
Bristol Investment Fund, Ltd.(4)	400,000	1.17%	560,000	0	0.00%
Brookstone Biotech Venture, LP(5)	160,000	*	224,000	0	0.00%
Castle Creek Healthcare Partners LLC(6)	160,000	*	224,000	0	0.00%
Cordillera Fund, L.P.(7)	400,000	1.17%	560,000	0	0.00%
Cranshire Capital, L.P.(8)	200,000	*	280,000	0	0.00%
Crescent International Ltd.(9)	200,000	*	280,000	0	0.00%
Iroquois Capital LP(10)	200,000	*	280,000	0	0.00%
Nite Capital LP(11)	320,000	*	448,000	0	0.00%
Omicron Master Trust(12)	200,000	*	280,000	0	0.00%
Portside Growth and Opportunity Fund(13)	400,000	1.17%	560,000	0	0.00%
Rodman & Renshaw, LLC(14)	0	*	199,200	0	0.00%
Smithfield Fiduciary LLC(15)	200,000	*	280,000	0	0.00%
SRG Capital LLC(16)	200,000	*	280,000	0	0.00%
TCMP3 Partners(17)	120,000	*	168,000	0	0.00%
Whalehaven Capital Fund Limited(18)	160,000	*	224,000	0	0.00%

*
Less than 1%.

(1)
For purposes of calculating beneficial ownership, shares of common stock which may be issued to that holder within 60 days of March 28, 2005 are deemed to be outstanding. Because the warrants are not exercisable until September 3, 2005, the shares of common stock issuable upon exercise of the warrants are not considered to be beneficially owned pursuant to the Rules of the SEC and do not appear in the table as shares beneficially owned, but do appear as shares being offered. In addition, the warrants issued to the selling shareholders prohibit the holder thereof from exercising the warrant to the extent that such exercise would result in the holder, together with any affiliate thereof, beneficially owning in excess of 4.99% of the outstanding shares our common stock following such exercise. However, the 4.99% limitation would not prevent the selling shareholder from acquiring and selling in excess of 4.99% of our common stock through a series of acquisitions and sales under the warrants. The actual number of shares of our common stock offered hereby and included in the Registration Statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon exercise of the warrants by reason of adjustment mechanisms described therein, or by reason of any future stock splits, stock dividends or similar transactions involving our common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.

(2)
Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock.

(3)
Applicable percentage of ownership is based on 34,228,953 shares of our common stock outstanding on March 28, 2005.

(4)
The number of shares being offered includes 160,000 shares of common stock issuable upon exercise of warrants. Paul Kessler, manager of Bristol Capital Advisors, LLC, the investment advisor to Bristol Investment Fund, Ltd., has voting and investment control over the securities held by Bristol Investment Fund, Ltd. Mr. Kessler disclaims beneficial ownership of these securities.

(5)
The number of shares being offered includes 64,000 shares of common stock issuable upon exercise of warrants. Robert L. Carver, President of Brookstone Capital, Inc., a general partner in Bookstone Biotech Ventures, L.P., has voting and investment control over the securities held by Brookstone Biotech Ventures Fund, Ltd. Mr. Carver disclaims beneficial ownership of these securities.

(6)
The number of shares being offered includes 64,000 shares of common stock issuable upon exercise of warrants. As investment manager under a management agreement, Castle Creek Partners, LLC may exercise voting and investment control over the securities owned by Castle Creek Healthcare Partners, LLC. Castle Creek Partners, LLC disclaims beneficial ownership of such shares. Daniel Asher is the managing member of Caste Creek Healthcare Partners, LLC. Mr. Asher disclaims beneficial ownership of the shares owned by Castle Creek Healthcare Partners, LLC.

(7)
The number of shares being offered includes 160,000 shares of common stock issuable upon exercise of warrants. James P. Andrew and Stephen J. Carter, the co-chief executive officers of Andrew Carter Capital, Inc., the general partner of ACCF GenPar, L.P, the general partner of the Cordillera Fund, L.P., each may exercise voting and investment control over the securities owned by Cordillera Fund, LP. Messrs. Andrew and Carter disclaim beneficial ownership of these securities.

(8)
The number of shares being offered includes 80,000 shares of common stock issuable upon exercise of warrants. Mitchell P. Kopin, President of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P, has sole voting and investment control over the securities owned by Cranshire Capital, L.P. Mr. Kopin disclaims beneficial ownership of these securities.

(9)
The number of shares being offered includes 80,000 shares of common stock issuable upon exercise of warrants. Mel Craw and Maxi Brezzi, in their capacities as managers of GreenLight (Switzerland) SA, the investment advisor to Crescent International Ltd., may exercise voting and investment control over the securities owned by Crescent International Ltd. Messrs. Craw and Brezzi disclaim beneficial ownership of these securities.

(10)
The number of shares being offered includes 80,000 shares of common stock issuable upon exercise of warrants. Joshua Silverman, a principal of Iroquois Capital LP, exercises voting and investment control over the securities owned by Iroquois Capital LP. Mr. Silverman disclaims beneficial ownership of these securities.

(11)
The number of shares being offered includes 128,000 shares of common stock issuable upon exercise of warrants. Keith Goodman, a Manager of the General Partner of Nite Capital LP, exercises voting and investment control over the securities owned by Nite Capital LP. Mr. Goodman disclaims beneficial ownership of these securities.

(12)
The number of shares being offered includes 80,000 shares of common stock issuable upon exercise of warrants. Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"),

  serves as investment manager of Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"). Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Limited ("Winchester") serves as trustee of Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of these securities. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron and, as of March 7, 2005, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Act of 1934, or of any other person named in this prospectus as a selling shareholder. No person or "group" (as that term is defined in Section 13(d) of the Securities Exchange Act of 1934, or the SEC's Regulation 13D-G) controls Omicron and Winchester.

(13)
The number of shares being offered includes 160,000 shares of common stock issuable upon exercise of warrants. Ramius Capital Group LLC ("Ramius Capital") is the investment adviser of Portside Growth and Opportunity Fund ("Portside") and consequently has voting control and investment control over securities held by Portside. Ramius Capital disclaims beneficial ownership of the securities held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffery M. Solomon are the sole managing member of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered the beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

(14)
Represents shares of common stock issuable upon exercise of warrants.

(15)
The number of shares being offered includes 80,000 shares of common stock issuable upon exercise of warrants. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment control over the securities held by Smithfield. Glenn Durbin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Durbin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield.

(16)
The number of shares being offered includes 80,000 shares of common stock issuable upon exercise of warrants. Edwin Mecabe and Tai May Lee, authorized agents for SRG Capital, LLC, have joint voting and investment control over the securities held by SRG Capital, LLC. Edwin Mecabe and Tai May Lee disclaim beneficial ownership of these securities.

(17)
The number of shares being offered includes 48,000 shares of common stock issuable upon exercise of warrants. Steven Slawson and Walter Schenker, as principals of TCMP3 Partners, have voting and investment control over the securities held by TCMP3. Messrs. Slawson and Schenker disclaim beneficial ownership of these securities.

(18)
The number of shares being offered includes 64,000 shares of common stock issuable upon exercise of warrants. Evan Schemenauer, Arthur Jones and Jennifer Kelly, authorized agents for the Whitehaven Capital Fund Limited, have voting and investment control over the securities held by the Fund. Messrs. Schemenauer and Jones and Ms. Kelly disclaim beneficial ownership of these securities.

PLAN OF DISTRIBUTION

        The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  settlement of short sales entered into after the date of this prospectus;

  •
  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

  •
  any other method permitted pursuant to applicable law.

        The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440. Each selling shareholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

        In connection with the sale of the shares of common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

        We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        Because selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling shareholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

        We agreed to use commercially reasonable efforts to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations pursuant to Rule 144(k) by selling shareholders who are not affiliates of the Company under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

VALIDITY OF COMMON STOCK

        Certain legal matters in connection with the common stock offered by this prospectus have been passed upon for us by Perkins Coie LLP, Seattle, WA.

EXPERTS

        The consolidated financial statements of NeoRx Corporation and subsidiary as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the December 31, 2004 consolidated financial statements contains an explanatory paragraph that states that the Company's recurring losses, significant recurring negative cash flows from operations, and accumulated deficit raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file documents with the SEC electronically. You can also inspect our SEC filings at the offices of The Nasdaq Stock Market, 1735 K Street, NW, Washington DC 20006.

        This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC with respect to the shares offered by this prospectus. This prospectus does not contain all of the information that is in the registration statement. We omitted certain parts of the registration statement as allowed by the SEC. We refer you to the registration statement and its exhibits for further information about us and the shares offered by the selling shareholders.

        The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-16614);

  •
  our Current Reports on Form 8-K filed on March 2, 2005, March 7, 2005 and March 18, 2005 (each File No. 000-16614); and

  •
  our Proxy Statement for the 2004 Annual Meeting of Shareholders (File No. 000-16614).

        You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. However, we will not provide copies of the exhibits to these filings unless we specifically incorporated by reference the exhibits in this prospectus.

Michael K. Jackson Corporate Controller NeoRx Corporation 300 Elliott Avenue West, Suite 500 Seattle, Washington 98119 (206) 281-7001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts payable, by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee	$639
Legal fees and expenses	$10,000
Accounting fees and expenses	$5,000
Printing fees	$2,000
Miscellaneous fees and expenses	$1,000
Total	$18,639

Item 15.    Indemnification of Directors and Officers

        Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article XIII of the registrant's restated articles of incorporation and Section 12 of the registrant's bylaws provide for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law and provide the directors and officers of the registrant also may be indemnified against liability they may incur for serving in those capacities pursuant to a liability insurance policy maintained by the registrant for such purpose.

        Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article XII of the registrant's restated articles of incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

Item 16.    Exhibits

Exhibit Number	Description
5.1	Opinion of Perkins Coie LLP
10.1
Stock Purchase Agreement dated as of March 3, 2005, by and among the Company and the purchasers listed therein (included as an exhibit to the Company's Current Report on Form 8-K filed March 7, 2005 and incorporated herein by reference)
10.2
Registration Rights Agreement dated as of March 3, 2005, by and among the Company and the purchasers listed therein (included as an exhibit to the Company's Current Report on Form 8-K filed March 7, 2005 and incorporated herein by reference)
10.3	Form of Warrant (included as an exhibit to the Company's Current Report on Form 8-K filed March 7, 2005 and incorporated herein by reference)
23.1	Consent of KPMG LLP, independent registered public accounting firm
23.2	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1 hereto)
24.1	Power of Attorney (included on the signature page of this Registration Statement)

Item 17.    Undertakings

        A.    The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933:

             (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the

2

  securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        B.    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C.    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

3

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Seattle, State of Washington, on March 29, 2005.

NeoRx Corporation
By:	/s/ GERALD MCMAHON
Name:	Gerald McMahon
Title:	Chief Executive Officer

POWER OF ATTORNEY

        Each person whose individual signature appears below hereby authorizes and appoints Gerald McMahon, Susan D. Berland and Anna L. Wight, and each of them, with full power of substitution and resubstitution and full power to act without the others, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on March 29, 2005.

Signature	Title

/s/ GERALD MCMAHON Gerald McMahon	Chairman of the Board and Chief Executive Officer
/s/ FRED B. CRAVES Fred B. Craves	Director
/s/ ALAN A. STEIGROD Alan A. Steigrod	Director
/s/ CARL S. GOLDFISCHER Carl S. Goldfischer	Director

4

/s/ E. ROLLAND DICKSON E. Rolland Dickson	Director
/s/ DAVE R. STEVENS David R. Stevens	Director
/s/ ROBERT M. LITTAUER Robert M. Littauer	Director
/s/ ALAN B. GLASSBERG Alan B. Glassberg	Director
/s/ SUSAN D. BERLAND Susan D. Berland	Chief Financial Officer

5

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Perkins Coie LLP
10.1
Stock Purchase Agreement dated as of March 3, 2005, by and among the Company and the purchasers listed therein (included as an exhibit to the Company's Current Report on Form 8-K filed March 3, 2005 and incorporated herein by reference)
10.2
Registration Rights Agreement by and among the Company and the purchasers listed therein (included as an exhibit to the Company's Current Report on Form 8-K filed March 3, 2005 and incorporated herein by reference)
10.3	Form of Warrant (included as an exhibit to the Company's Current Report on Form 8-K filed March 3, 2005 and incorporated herein by reference)
23.1	Consent of KPMG LLP, independent registered public accounting firm
23.2	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1 hereto)
24.1	Power of Attorney (included on the signature page of this Registration Statement)

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TABLE OF CONTENTS
NEORX CORPORATION
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX